April 26, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-6010
Attn: Karen J. Garnett, Assistant Director

Re:	Accretive Health, Inc. Amendment No. 3 to Registration Statement on Form S-l Filed March 15, 2010 File No. 333-162186
Dear Ladies and Gentlemen:
     On behalf of Accretive Health, Inc. (the “Company”), submitted herewith for filing is Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2009. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) set forth in the letter, dated April 2, 2010, from Karen J. Garnett, Assistant Director of the SEC, to Mary A. Tolan, Founder, President and Chief Executive Officer of the Company (the “Comment Letter”).
     For convenient reference, we have set forth below in italics each of the Staff’s comments and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.
General
1.	Prior to the final amendment in which you anticipate effectiveness, please remove the legends from both the audit report and the consent.

Response:	The Company confirms that such legends will be removed prior to filing the amendment in which the Company anticipates effectiveness of the Registration Statement.

U.S. Securities and Exchange Commission
April 26, 2010

Summary Consolidated Financial Data, page 7
Balance Sheet Data, page 8
2.	We note that the pro forma financial information does not agree to the respective financial statement line items within the pro forma balance sheet on page F-3. We note there are differences between what is characterized as pro forma adjustments such as the exercise of warrants and the treatment of the liquidation preference. Please explain the discrepancy or revise accordingly. In addition, clarify the factual basis for assuming the warrants will be exercised.

Response:	The Company has revised the pro forma and pro forma as adjusted presentations in response to the Staff’s comment.
The holder of the referenced warrants has informed the Company that it will exercise such warrants on a cashless basis prior to the closing of the offering, and the Company has revised the prospectus on pages 6, 7, 27, 29, 30, and 115 to reflect such cashless exercises.
Risks Related to Our Business and Industry
Personnel issues, such as the inability to attract or retain key employees..., page 13
3.	The liability risk your business faces as a result of actions taken by your customers’ employees that you manage in performing revenue cycle activities appears to be a separate risk than your ability to hire and retain key personnel. Please revise to discuss these items separately.

Response:	The Company has revised pages 12 and 13 of the prospectus in response to the Staff’s comment.
Management
Director Compensation
Stock Options, page 91
4.	We note your compensation committee granted stock options to your current non-employee directors in anticipation of the consummation of this offering. Please revise the current disclosure to explain how the compensation committee determined the size of the stock option grants. Refer to Item 402(a)(2) of Regulation S-K.

U.S. Securities and Exchange Commission
April 26, 2010

Response:	The Company has revised page 93 of the prospectus in response to the Staff’s comment.
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     In addition, the Company supplementally advises the Staff that:
     1.     Based on discussions between the Company and the underwriters, the estimated public offering price per share will be between $14.00 and $16.00 per share, after giving effect to a 4.18 for 1 stock split to be effected prior to the road show for the offering. The Company expects to reflect this estimated price range, stock split, related changes and other updates in an amendment to the Registration Statement to be filed on or about Monday, May 3, 2010, before printing preliminary prospectuses and beginning the road show for the offering. The Company and the underwriters are currently preparing to begin the road show for the offering on Tuesday, May 4, 2010. To the extent feasible, the Company appreciates the Staff’s efforts to provide any further comments regarding the Registration Statement as soon as possible.
     2.     The Company will include the additional disclosure attached hereto as Appendix A in response to the Staff’s Comment No. 25 set forth in its October 30, 2009 letter to the Company, in its next amendment to its Registration Statement on Form S-1.
Please do not hesitate to contact the undersigned (617-526-6626) or Jason L. Kropp (617-526-6421) with any questions regarding this response letter.
Very truly yours,
/s/ David A. Westenberg
David A. Westenberg

cc:	Jerard Gibson, Attorney-Advisor, U.S. Securities and Exchange Commission Yolanda Crittendon, Staff Accountant, U.S. Securities and Exchange Commission

Appendix A
Comment No. 25 set forth in the Staff’s October 30, 2009 letter to the Company:
Upon including the estimated initial public offering price in your document, please expand your disclosures to discuss the factors contributing to the difference between your latest fair value determination and the initial public offering price. In addition, tell us what consideration was given to disclosing the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price.
Proposed additional disclosure to be included in the next amendment to the Registration Statement:
Based on the midpoint of the price range as set forth on the cover of this prospectus, the aggregate intrinsic value of our vested outstanding stock options as of March 31, 2010 was $85.8 million and the aggregate intrinsic value of our unvested outstanding stock options as of March 31, 2010 was $155.1 million.
The $15.00 midpoint of the price range set forth on the cover page of this prospectus is an increase of $1.21, or approximately 8.8%, as compared to the $13.79 determination of fair value of our common stock made by our board of directors on February 3, 2010; the $14.00 low end of the price range is an increase of $0.21, or approximately 1.5%. The increase was primarily the result of the following factors:
•	A general increase in the stock market occurred between February 3, 2010 and April 23, 2010. For example, during this period, the New York Stock Exchange Composite Average, Dow Jones Composite Average and NASDAQ Composite Index increased by 8.5%, 10.2% and 15.0%, respectively. In addition, the closing price per share of two representative comparable companies, Emdeon and MedAssets, increased by 10.1% and 5.6%, respectively, during this period.

•	Since February 3, 2010, the likelihood of our initial public offering has increased, which increased the fair value of our common stock. Specifically, our valuations have historically included discounts of 10% for the lack of marketability and 2% for the lack of voting rights. These discounts will not be applicable following the closing of this offering.